                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2 )*
                                       of
                           Tweedy, Browne Company LLC

                    Under the Securities Exchange Act of 1934

                          HOLLINGER INTERNATIONAL INC.
                                (Name of Issuer)


                Class A - Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    435569108
                                 (CUSIP Number)

                              Christopher H. Browne
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  July 8, 2003
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  435569108
--------------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a)[ ]
                                                                        (b)[ x ]
--------------------------------------------------------------------------------
(3)   SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                   [  ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power

                             TBC has sole voting power with respect to 13,146,920 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the members of TBC may be deemed to have sole power to vote certain Shares as more fully set forth herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each
Reporting Person              0 shares
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power

                             0 shares, except that certain of the members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.

                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power

                             13,197,630 shares held in accounts of TBC (as hereinafter defined).
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      13,197,630 shares
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                   [ x ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      18.46%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      BD, IA & 00
--------------------------------------------------------------------------------

PRELIMINARY NOTE

      This Amendment No. 2 to a Statement on Schedule 13D (the "Amendment No. 2") is being filed by Tweedy, Browne Company LLC ("TBC"), which may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Class A - Common Stock of Hollinger International Inc. This Amendment No. 2 amends an Amendment No. 1 to a Statement on Schedule 13D filed by TBC and dated June 11, 2003. However, the filing of this Amendment No. 2 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      This Amendment No. 2 relates to the Class A - Common Stock, $.01 par value (the "Common Stock"), of Hollinger International Inc. (the "Company"), which, to the best knowledge of the person filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611.

      This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC (the "TBC Accounts"), with respect to which TBC has obtained sole or shared voting power.

      Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1, 2, and 6 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 13,197,630 shares of Common Stock (the "TBC Shares"). The aggregate cost of the TBC Shares, including brokerage commissions, was $ 148,938,370.

      The TBC Shares are held in the TBC Accounts, the funds therefore coming from the funds on hand in each individual managed account. In some instances, certain TBC accounts have access to funds that may come from standard margin account borrowings from brokerage accounts maintained at Bear, Stearns Securities Corp. To date, none of the TBC accounts have utilized margin account borrowings relating to their interest in the Common Stock. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Bear, Stearns Securities Corp. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 3 1/4% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

ITEM 4.  PURPOSE OF TRANSACTION

      This serves to amend the Schedule 13D filings made by TBC dated May 19, 2003 and June 11, 2003. In those filings TBC disclosed that it made two demands on the Company's Board of Directors to investigate and take corrective action regarding: (1) payments received directly or indirectly by executives of the Company relating to non-competition agreements arising from asset sales by the Company; (2) payments made pursuant to management services agreements between the Company and entities with which executives of the Company are affiliated; and (3) a sale by the Company of assets to an entity with which some executives of the Company are affiliated.

      TBC notes that in response to the demands referenced above, the Company's Board of Directors has appointed a Special Committee of the Board to investigate and take any action deemed appropriate and necessary regarding these matters and recommend to the Company's Board any other appropriate action that the Company should take in response to these issues.

      The purpose of this amendment is to disclose that TBC has filed a demand under Section 220 of the Delaware General Corporate Law to inspect certain books and records of the Company. A copy of this demand is attached hereto as Exhibit
A. Specifically, TBC is seeking to inspect documents relating to the management services agreements entered into between the Company and entities affiliated with executives of the Company, as well as documents relating to the approval or authorization of the agreements by the Company's Board of Directors.

      These matters including the filing of this demand may cause or result in TBC having discussions with third parties, shareholders and management regarding one or more of the actions or transactions described in clause (a) through (j) of Item 4 of the Schedule 13D form.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 13,197,630 shares of Common Stock, which constitutes approximately 18.46% of the 71,498,328 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      Also included in the TBC Shares are 905 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a Member of the Management Committee of TBC.

      TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 13,197,630 shares, which constitutes approximately 18.46% of the 71,498,328 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

      The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a member of TBC, is 13,197,630 shares, which constitutes approximately 18.46% of the 71,498,328 shares of Common Stock outstanding.

      Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with TBC or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

      (b) TBC has investment discretion with respect to 13,197,630 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 13,146,920 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 13,146,920 shares of Common Stock held in certain TBC Accounts.

      (c) Transactions in Common Stock effected by TBC since June 11, 2003, the date of the filing person's last filing on Schedule 13D are set forth below:

                            NO OF SHARES                            PRICE
TBC ACCOUNTS                 PURCHASED          SOLD              PER SHARE

06/16/03                                         325                 $10.89

      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

      (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as otherwise described herein, none of TBC, nor, to the best knowledge of TBC, any other person named in Item 2 of the Statement, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      See Exhibit A attached hereto.







                                    SIGNATURE

      Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

                                    TWEEDY, BROWNE COMPANY LLC



                                    By: /s/ Christopher H. Browne
                                    --------------------------------------
                                         Christopher H. Browne
                                         Member

Dated:  July 10, 2003

                                    EXHIBIT A
                              TO AMENDMENT NO. 2 TO
                           A STATEMENT ON SCHEDULE 13D
                       FILED BY TWEEDY, BROWNE COMPANY LLC
                               DATED JULY 10, 2003






                                  July 7, 2003


Via Federal Express

Hollinger International Inc.
c/o Corporation Services Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

            Re:   Demand to Inspect Books and Records

To Whom It May Concern:

      Tweedy, Browne Global Value Fund (TBGV) is the record owner of 100 shares of common stock of Hollinger International Inc. (the Company); a copy of the stock certificate is attached hereto. The investment advisor for TBGV is Tweedy, Browne Company LLC (TBC). TBC, by virtue of its investment and voting power over shares held by its clients, including TBGV, a series of Tweedy, Browne Fund Inc., is the beneficial owner of approximately 13 million shares of common stock of the Company.

      Pursuant to Section 220 of the Delaware General Corporation Law, TBGV demands the right, for itself and its counsel, Kirby McInerney & Squire, LLP, and Bouchard Margules & Friedlander, P.A., to inspect the following books and records of the Company, dating from January 1, 1994 to the present, and to make copies and extracts therefrom:

      1. The current agreement between the Company and Ravelston Corporation Limited (together with its affiliates, Ravelston) relating to the provision of management and other services, which is characterized "Services Agreements" in the Company's proxy statement filed March 31, 2003, together with each and every agreement entered into by Ravelston and the Company, and any drafts thereof (collectively, the Agreements).

      2. Any documents which relate to the approval or authorization by the Company's Board of Directors, and any of its committees, for the Company to enter into and make payments pursuant to the Agreements, including, without limitation, the minutes of the Board of

Directors and its committees and the materials provided to each in connection with such approval or authorization.

      3. Any documents reflecting any delegation by the Company's Board of Directors or any of its committees to any person or committee of the power to authorize the Company to enter into or make payments pursuant to any of the Agreements.

      4. Any documents reflecting any of the terms of employment by Ravelston of: Lord Black, F. David Radler, Daniel Colson, J.A. Boultbee, Peter Atkinson, Peter White, Charles Cowan and the late Dixon Chant.

      The purposes of this demand are (1) to enable TBGV and its counsel to investigate whether any Company officers, directors or employees have breached their fiduciary duties or their duties of loyalty to the Company, and (2) to enable TBGV and its counsel to evaluate whether a valid basis exists to bring a stockholder action to challenge any breach of fiduciary duty or breach of duty of loyalty to the Company.

      We understand that the materials demanded herein are being assembled by the Company for (1) the review by Gordon Paris as the Special Committee of the Board of Directors to respond to the two demands by TBC previously made upon the Board and (2) the response to the June 9, 2003, demand by Cardinal Value Equity Partners, LP. Therefore, we anticipate that the Company's response to this Demand will be made, as required by statute, within the next five days.

      Please advise our counsel, Robert E. Curry, Jr., of Kirby McInerney & Squire, LLP, 830 Third Avenue, New York, New York 10022, 212-371-6600; facsimile; 212-757-2540; as promptly as practicable when and where the items demanded above will be available for inspection.

                                               Very truly yours,


                                               TWEEDY, BROWNE GLOBAL VALUE FUND
                                               By: Tweedy, Browne Fund Inc.



                                               By: /s/ M. Gervase Rosenberger
                                                   -----------------------------
                                                   M. Gervase Rosenberger
                                                   Vice President and Secretary

cc:   The Board of Directors
      Mark S. Kipness, Esq., Secretary
      Robert E. Curry, Jr., Esq.
      Joel E. Friedlander, Esq.

Hollinger International Inc.
July 7, 2003
Page 3


COUNTY OF NEW YORK   )
                     )ss:
STATE OF NEW YORK    )

      M. Gervase Rosenberger, being duly sworn, hereby deposes and says: (a) I am the Vice President and Secretary of Tweedy, Browne Fund Inc., a Maryland corporation of which Tweedy, Browne Global Value Fund, is a series (TBGV); (b) TBGV is a record holder of 100 shares of common stock of Hollinger International Inc.; (c) I hereby make the foregoing demand for inspection under oath; and (d) I am authorized to make the foregoing inspection demand and to execute this verification under oath.

--------------------------------

Sworn to and subscribed before me this
Seventh day of July, 2003


--------------------------------
Notary Public

                           IMAGE OF STOCK CERTIFICATE


       100 SHARES OF CLASS-A-COMMON STOCK OF HOLLINGER INTERNATIONAL INC.
                           REGISTERED IN THE NAME OF


                        TWEEDY, BROWNE GLOBAL VALUE FUND
                                C/O MELLON BANK
                                    BOX 3156
                           PITTSBURGH, PA 15283-3136

                            PAR VALUE $.01 PER SHARE

                                DATED: 06/13/03
                               CUSIP 435569 10 8